July 20, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:  Jay Ingram, Special Counsel

Re:	OccuLogix, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed July 16, 2009
File No. 333-157269

Dear Mr. Ingram:

Pursuant to Rules 430B and 461 under the Securities Act of 1933, as amended, OccuLogix, Inc., or the Company, hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-157269), so that it may be declared effective at 5:00 p.m. Eastern Time on July 20, or as soon thereafter as is practicable.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also request that a written order verifying the effective date be sent to our attorneys, Wilson Sonsini Goodrich & Rosati, 12235 El Camino Real, Suite 200, San Diego, California, Attention: Elizabeth Kane (facsimile: (858) 350-2399).

Sincerely,

OccuLogix, Inc.

/s/ William G. Dumencu
William G. Dumencu,
Chief Financial Officer

cc:	Celia Soehner, Esq.
Securities and Exchange Commission
Martin J. Waters, Esq.
Elizabeth Kane, Esq.
Scott Watkinson, Esq.
Wilson Sonsini Goodrich & Rosati

OccuLogix, Inc., 11025 Roselle Street, Suite 100, San Diego, CA
Phone:  (858) 455-6006  Fax: (858) 812-0540